                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                    ----------------------------------------

                                    FORM 11-K

                         FOR ANNUAL REPORTS OF EMPLOYEE
                       STOCK PURCHASE, SAVINGS AND SIMILAR
                         PLANS PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                    ----------------------------------------

(Mark One)

   [ X ]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
            THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

            For the fiscal year ended March 31, 1998.

                                       OR


   [   ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
            EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

            For the transition period from            to             .
                                          ------------  -------------

                         Commission File Number 1-12282


     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

              CORRPRO COMPANIES, INC. PROFIT SHARING PLAN AND TRUST

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             CORRPRO COMPANIES, INC.
                              1090 ENTERPRISE DRIVE
                               MEDINA, OHIO 44256

                             CORRPRO COMPANIES, INC.
                          PROFIT SHARING PLAN AND TRUST
                          INDEX TO FINANCIAL STATEMENTS

                                                                                                Page
                                                                                                ----
Report of Independent Accountant                                                                 3

Statement of Net Assets Available for Benefits at March 31, 1998                                 4

Statement of Net Assets Available for Benefits at March 31, 1997                                 5

Statement of Changes in Net Assets Available for Benefits for the
Year Ended March 31, 1998                                                                        6

Statement of Changes in Net Assets Available for Benefits for the
Year Ended March 31, 1997                                                                        7

Notes to Financial Statements                                                                    8

Supplemental Schedules:

Schedule of Assets Held for Investment Purposes at March 31, 1998                                15

Schedule of Reportable Transactions for the Year Ended March 31, 1998                            16

Consent of Independent Accountants - KPMG Peat Marwick LLP                                       17


Note: All other schedules required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because the conditions under which they are required are not present.

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Plan Administrator of the Corrpro Companies:

We have audited the accompanying statement of net assets available for benefits of the Corrpro Companies, Inc. Profit Sharing Plan and Trust as of March 31, 1998 and 1997, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the plan as of March 31, 1998 and 1997, and the changes in net assets available for benefits for the year then ended in conformity with generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of March 31, 1998 and reportable transactions for the year ended March 31, 1998 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG Peat Marwick LLP
Cleveland, Ohio
September 3, 1997

CORRPRO COMPANIES, INC.
PROFIT SHARING PLAN AND TRUST
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS (WITH FUND INFORMATION) MARCH 31, 1998

                                                                                   Participant Directed
                                                        ------------------------------------------------------------------------

                                                                                         CIGNA
                                                        ------------------------------------------------------------------------
                                                                                            Lifetime Funds
                                                         Guaranteed   ----------------------------------------------------------
            Assets                                       Income Fund       20         30         40          50          60
                                                         -----------       --         --         --          --          --
Investments at Fair Value:
  Connecticut General (CIGNA)
    Guaranteed Income Fund                              $2,652,967    $     --    $     --    $     --    $     --    $     --
    Lifetime20 Fund                                             --     109,476          --          --          --          --
    Lifetime30 Fund                                             --          --     346,515          --          --          --
    Lifetime40 Fund                                             --          --          --     513,472          --          --
    Lifetime50 Fund                                             --          --          --          --     467,787          --
    Lifetime60 Fund                                             --          --          --          --          --     134,744
  CIGNA Separate Accounts
    Fidelity Growth and Income Fund                             --          --          --          --          --          --
    Vanguard Wellington Fund                                    --          --          --          --          --          --
    Fidelity Magellan Fund                                      --          --          --          --          --          --
    Twentieth Century Ultra Fund                                --          --          --          --          --          --
    Warburg Pincus Emerging Growth Fund                         --          --          --          --          --          --
    Warburg Pincus Advisor International Equity Fund            --          --          --          --          --          --
  Corrpro Companies, Inc. Common Stock                          --          --          --          --          --          --
  Loans to Participants                                         --          --          --          --          --          --
                                                        ------------------------------------------------------------------------

    Total Investments                                    2,652,967     109,476     346,515     513,472     467,787     134,744


Receivables:
  Loans to participants                                      2,418         143         346         138         902          28
  Participants' contributions                               24,021       2,856       4,310       9,002       4,526       1,734
  Employer contributions                                     7,002         751       1,049       1,756         934         251
  Rollover contributions                                    18,599         660          --          --          --          --
  Accrued interest                                             555          49          68          84         194          18
                                                        ------------------------------------------------------------------------

    Total Receivables                                       52,595       4,459       5,773      10,980       6,556       2,031

                                                        ------------------------------------------------------------------------

NET ASSETS AVAILABLE FOR  BENEFITS                      $2,705,562    $113,935    $352,288    $524,452    $474,343    $136,775
                                                        ========================================================================


                                                                         Participant Directed
                                                        ------------------------------------------------------------------------

                                                           Fidelity      Vanguard     Fidelity       Twentieth        Warburg
            Assets                                       Growth & Inc.  Wellington    Magellan     Century Ultra    Emer. Growth
                                                         -------------  ----------    --------     -------------    ------------
Investments at Fair Value:
  Connecticut General (CIGNA)
    Guaranteed Income Fund                               $       --     $     --     $       --     $       --     $       --
    Lifetime20 Fund                                              --           --             --             --             --
    Lifetime30 Fund                                              --           --             --             --             --
    Lifetime40 Fund                                              --           --             --             --             --
    Lifetime50 Fund                                              --           --             --             --             --
    Lifetime60 Fund                                              --           --             --             --             --
  CIGNA Separate Accounts
    Fidelity Growth and Income Fund                       1,391,296           --             --             --             --
    Vanguard Wellington Fund                                     --      958,653             --             --             --
    Fidelity Magellan Fund                                       --           --      1,451,341             --             --
    Twentieth Century Ultra Fund                                 --           --             --      1,254,599             --
    Warburg Pincus Emerging Growth Fund                          --           --             --             --        514,893
    Warburg Pincus Advisor International Equity Fund             --           --             --             --             --
  Corrpro Companies, Inc. Common Stock                           --           --             --             --             --
  Loans to Participants                                          --           --             --             --             --
                                                         -----------------------------------------------------------------------

    Total Investments                                     1,391,296      958,653      1,451,341      1,254,599        514,893


Receivables:
  Loans to participants                                       1,884          414          1,082            428            388
  Participants' contributions                                21,653       11,253         16,469         15,999          7,734
  Employer contributions                                      4,620        2,464          4,023          3,415          1,663
  Rollover contributions                                     11,819          660             --             --             --
  Accrued interest                                              335          213            372            208            111
                                                         -----------------------------------------------------------------------

    Total Receivables                                        40,311       15,004         21,946         20,050          9,896

                                                         -----------------------------------------------------------------------

NET ASSETS AVAILABLE FOR  BENEFITS                       $1,431,607     $973,657     $1,473,287     $1,274,649     $  524,789
                                                         =======================================================================


                                                                           Participant Directed
                                                         ----------------------------------------------------------

                                                            Warburg      Corrpro      Loans to
            Assets                                        Intl Equity     Stock     Participants       Total
                                                          -----------     -----     ------------       -----
Investments at Fair Value:
  Connecticut General (CIGNA)
    Guaranteed Income Fund                               $     --     $       --     $      --      $ 2,652,967
    Lifetime20 Fund                                            --             --            --          109,476
    Lifetime30 Fund                                            --             --            --          346,515
    Lifetime40 Fund                                            --             --            --          513,472
    Lifetime50 Fund                                            --             --            --          467,787
    Lifetime60 Fund                                            --             --            --          134,744
  CIGNA Separate Accounts
    Fidelity Growth and Income Fund                            --             --            --        1,391,296
    Vanguard Wellington Fund                                   --             --            --          958,653
    Fidelity Magellan Fund                                     --             --            --        1,451,341
    Twentieth Century Ultra Fund                               --             --            --        1,254,599
    Warburg Pincus Emerging Growth Fund                        --             --            --          514,893
    Warburg Pincus Advisor International Equity Fund      231,795             --            --          231,795
  Corrpro Companies, Inc. Common Stock                         --      2,979,090            --        2,979,090
  Loans to Participants                                        --             --       390,372          390,372
                                                         ----------------------------------------------------------

    Total Investments                                     231,795      2,979,090       390,372       13,397,000


Receivables:
  Loans to participants                                       121            494        (8,786)              --
  Participants' contributions                               5,083         14,278            --          138,918
  Employer contributions                                      962          3,278            --           32,168
  Rollover contributions                                       --          8,099            --           39,837
  Accrued interest                                             12            169            --            2,388
                                                         ----------------------------------------------------------

    Total Receivables                                       6,178         26,318        (8,786)         213,311

                                                         ----------------------------------------------------------

NET ASSETS AVAILABLE FOR  BENEFITS                       $237,973     $3,005,408     $ 381,586      $13,610,311
                                                         ==========================================================



   The accompanying notes are an integral part of these financial statements.

CORRPRO COMPANIES, INC.
PROFIT SHARING PLAN AND TRUST
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS (WITH FUND INFORMATION) MARCH 31, 1997

                                                                                    Participant Directed
                                                        ------------------------------------------------------------------------

                                                                                          CIGNA
                                                        ------------------------------------------------------------------------
                                                                                           Lifetime Funds
                                                        Guaranteed    ----------------------------------------------------------
             Assets                                     Income Fund      20         30          40           50          60
                                                        -----------      --         --          --           --          --
Investments at Fair Value:
  Connecticut General (CIGNA)
    Guaranteed Income Fund                              $1,870,399    $    --    $     --    $     --    $     --    $     --
    Lifetime20 Fund                                             --     76,254          --          --          --          --
    Lifetime30 Fund                                             --         --     269,153          --          --          --
    Lifetime40 Fund                                             --         --          --     319,597          --          --
    Lifetime50 Fund                                             --         --          --          --     352,193          --
    Lifetime60 Fund                                             --         --          --          --          --     104,861
  CIGNA Separate Accounts
    Fidelity Growth and Income Fund                             --         --          --          --          --          --
    Vanguard Wellington Fund                                    --         --          --          --          --          --
    Fidelity Magellan Fund                                      --         --          --          --          --          --
    Twentieth Century Ultra Fund                                --         --          --          --          --          --
    Warburg Pincus Emerging Growth Fund                         --         --          --          --          --          --
    Warburg Pincus Advisor International Equity Fund            --         --          --          --          --          --
  Corrpro Companies, Inc. Common Stock
  Loans to Participants                                         --         --          --          --          --          --
                                                        ------------------------------------------------------------------------

    Total Investments                                    1,870,399     76,254     269,153     319,597     352,193     104,861

Receivables:
  Loans to participants                                      3,087         74       1,770         119         461          34
  Participants' contributions                               15,773      2,167       3,923       4,262       4,164       1,143
  Employer contributions                                     1,326        187         308         300         272          77
  Rollover contributions                                       328         --         164          --         610          --
  Accrued interest                                             914         13         307          79         171          18

                                                        ------------------------------------------------------------------------

    Total Receivables                                       21,428      2,441       6,472       4,760       5,678       1,272

                                                        ------------------------------------------------------------------------

NET ASSETS AVAILABLE FOR  BENEFITS                      $1,891,827    $78,695    $275,625    $324,357    $357,871    $106,133
                                                        ========================================================================


                                                                               Participant Directed
                                                       -------------------------------------------------------------------

                                                         Fidelity      Vanguard    Fidelity      Twentieth      Warburg
             Assets                                    Growth & Inc.  Wellington   Magellan    Century Ultra  Emer. Growth
                                                       -------------  ----------   --------    -------------  ------------
Investments at Fair Value:
  Connecticut General (CIGNA)
    Guaranteed Income Fund                               $     --     $     --     $     --     $     --     $     --
    Lifetime20 Fund                                            --           --           --           --           --
    Lifetime30 Fund                                            --           --           --           --           --
    Lifetime40 Fund                                            --           --           --           --           --
    Lifetime50 Fund                                            --           --           --           --           --
    Lifetime60 Fund                                            --           --           --           --           --
  CIGNA Separate Accounts
    Fidelity Growth and Income Fund                       654,217           --           --           --           --
    Vanguard Wellington Fund                                   --      602,799           --           --           --
    Fidelity Magellan Fund                                     --           --      852,755           --           --
    Twentieth Century Ultra Fund                               --           --           --      722,172           --
    Warburg Pincus Emerging Growth Fund                        --           --           --           --      299,593
    Warburg Pincus Advisor International Equity Fund           --           --           --           --           --
  Corrpro Companies, Inc. Common Stock                         --           --           --           --           --
  Loans to Participants                                        --           --           --           --           --
                                                         ---------------------------------------------------------------

    Total Investments                                     654,217      602,799      852,755      722,172      299,593

Receivables:
  Loans to participants                                       867          350        1,110          620          632
  Participants' contributions                              11,707        6,669       13,688       13,652        6,562
  Employer contributions                                      849          487        1,068          888          469
  Rollover contributions                                    2,642        2,197        2,032        2,032        2,033
  Accrued interest                                            233          209          655          555          516
                                                         ---------------------------------------------------------------

    Total Receivables                                      16,298        9,912       18,553       17,747       10,212

                                                         ---------------------------------------------------------------

NET ASSETS AVAILABLE FOR  BENEFITS                       $670,515     $612,711     $871,308     $739,919     $309,805
                                                         ===============================================================


                                                                           Participant Directed
                                                         ------------------------------------------------------------

                                                           Warburg       Corrpro       Loans to
             Assets                                      Intl Equity      Stock       Participants         Total
                                                         -----------      -----       ------------         -----
Investments at Fair Value:
  Connecticut General (CIGNA)
    Guaranteed Income Fund                               $       --     $       --     $        --      $1,870,399
    Lifetime20 Fund                                              --             --              --          76,254
    Lifetime30 Fund                                              --             --              --         269,153
    Lifetime40 Fund                                              --             --              --         319,597
    Lifetime50 Fund                                              --             --              --         352,193
    Lifetime60 Fund                                              --             --              --         104,861
  CIGNA Separate Accounts
    Fidelity Growth and Income Fund                              --             --              --         654,217
    Vanguard Wellington Fund                                     --             --              --         602,799
    Fidelity Magellan Fund                                       --             --              --         852,755
    Twentieth Century Ultra Fund                                 --             --              --         722,172
    Warburg Pincus Emerging Growth Fund                          --             --              --         299,593
    Warburg Pincus Advisor International Equity Fund        182,762             --              --         182,762
  Corrpro Companies, Inc. Common Stock                           --      1,858,032              --       1,858,032
  Loans to Participants                                          --             --         372,076         372,076
                                                         ------------------------------------------------------------

    Total Investments                                       182,762      1,858,032         372,076       8,536,863

Receivables:
  Loans to participants                                          92            332          (9,548)             --
  Participants' contributions                                 2,141         12,035              --          97,886
  Employer contributions                                        146            852              --           7,229
  Rollover contributions                                         --             --              --          12,038
  Accrued interest                                                6            150              --           3,826
                                                         ------------------------------------------------------------

    Total Receivables                                         2,385         13,369          (9,548)        120,979

                                                         ------------------------------------------------------------

NET ASSETS AVAILABLE FOR  BENEFITS                       $  185,147     $1,871,401     $   362,528      $8,657,842
                                                         ============================================================



   The accompanying notes are an integral part of these financial statements.

CORRPRO COMPANIES, INC.
PROFIT SHARING PLAN AND TRUST
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
  (WITH FUND INFORMATION)
FOR THE YEAR ENDED MARCH 31, 1998

                                                                            Participant Directed
                                                  -----------------------------------------------------------------------

                                                                                   CIGNA
                                                  -----------------------------------------------------------------------
                                                                                      Lifetime Funds
                                                  Guaranteed    ---------------------------------------------------------
                                                  Income Fund      20          30          40          50          60
                                                  -----------      --          --          --          --          --
INCREASES IN ASSETS:

Contributions:
       Participants                                 303,313      33,860      52,835      75,086      57,035      15,509
         Employer                                    85,942       9,110      13,443      15,165      11,774       2,702
         Rollover                                    48,049       3,546       1,443       1,492          --          --

Investment Income:
       Interest                                     118,898          --          --          --          --          --
       Interest on loans                              7,449         301         587       1,182       2,450         170
       Adjustments                                  (11,045)         12          25          22          20           3
Net gain/(loss) from change in market value of
      securities held and from securities sold           --      23,886      76,370      91,744      90,370      21,044
                                                  ------------------------------------------------------------------------

       Total increases                              552,606      70,715     144,703     184,691     161,649      39,428

DECREASES IN ASSETS:

Administrative expenses                              (2,746)       (699)       (677)       (563)       (388)        (99)
Distributions for withdrawals and terminations     (130,364)    (20,191)    (71,677)    (17,148)    (43,277)       (407)
Correctve Distribution                               (7,977)       (388)       (430)     (3,635)     (3,408)     (1,857)
                                                  ------------------------------------------------------------------------

       Total decreases                             (141,087)    (21,278)    (72,784)    (21,346)    (47,073)     (2,363)

TRANSFER OF ASSETS:

Transferred Assets                                  949,623          --          --          --          --          --
Loans to participants                               (33,250)     (9,578)     (6,798)    (16,824)    (13,080)       (278)
Loan repayments                                      31,769       1,883       3,874       3,705       9,135         323
Loan principal transfers from other Plan                 --          --          --          --          --          --
Interfund transfers                                (546,187)     (6,502)      7,668      49,869       5,841      (6,468)
                                                  ------------------------------------------------------------------------

       Net transfers                                401,955     (14,197)      4,744      36,750       1,896      (6,423)


Net Nonvested Activity                                  261          --          --          --          --          --
                                                  ------------------------------------------------------------------------

NET INCREASE/(DECREASE) IN ASSETS                   813,735      35,240      76,663     200,095     116,472      30,642

NET ASSETS - AVAILABLE FOR BENEFITS
       Beginning of the year                      1,891,827      78,695     275,625     324,357     357,871     106,133
                                                  ------------------------------------------------------------------------

NET ASSETS - AVAILABLE FOR BENEFITS
       End of Year                                2,705,562     113,935     352,288     524,452     474,343     136,775
                                                  ========================================================================


                                                                                Participant Directed
                                                     ---------------------------------------------------------------------------

                                                      Fidelity        Vanguard        Fidelity        Twentieth        Warburg
                                                    Growth & Inc.    Wellington       Magellan      Century Ultra    Emer. Growth
                                                    -------------    ----------       --------      -------------    ------------
INCREASES IN ASSETS:

Contributions:
       Participants                                    203,268        108,485          169,383          164,316         74,310
         Employer                                       46,293         25,044           42,651           36,422         17,190
         Rollover                                       35,674          3,845            4,409            3,080          8,022

Investment Income:
       Interest                                             --             --               --               --             --
       Interest on loans                                 2,193          1,762            4,385            2,545          1,454
       Adjustments                                         368            236            3,697            1,822          2,467
Net gain/(loss) from change in market value of
      securities held and from securities sold         350,050        207,572          408,128          353,393        139,070
                                                     ----------------------------------------------------------------------------

       Total increases                                 637,846        346,944          632,653          561,578        242,513

DECREASES IN ASSETS:

Administrative expenses                                   (808)          (408)            (483)            (478)          (585)
Distributions for withdrawals and terminations         (88,346)       (57,085)         (92,010)         (89,771)       (41,195)
Correctve Distribution                                 (12,383)        (4,380)          (4,838)          (7,600)        (4,166)
                                                     ----------------------------------------------------------------------------

       Total decreases                                (101,537)       (61,873)         (97,331)         (97,849)       (45,946)

TRANSFER OF ASSETS:

Transferred Assets                                          --             --               --               --             --
Loans to participants                                  (40,923)       (34,458)         (13,234)         (13,920)       (16,110)
Loan repayments                                         17,697          7,931           13,591           55,063          4,933
Loan principal transfers from other Plan                    --             --               --               --             --
Interfund transfers                                    248,009        102,402           66,300           29,858         29,594
                                                     ----------------------------------------------------------------------------

       Net transfers                                   224,783         75,875           66,657           71,001         18,417


Net Nonvested Activity                                      --             --               --               --             --
                                                     ----------------------------------------------------------------------------

NET INCREASE/(DECREASE) IN ASSETS                      761,092        360,946          601,979          534,730        214,984

NET ASSETS - AVAILABLE FOR BENEFITS
       Beginning of the year                           670,515        612,711          871,308          739,919        309,805
                                                     ----------------------------------------------------------------------------

NET ASSETS - AVAILABLE FOR BENEFITS
       End of Year                                   1,431,607        973,657        1,473,287        1,274,649        524,789
                                                     ============================================================================


                                                                       Participant Directed
                                                     ------------------------------------------------------------

                                                     Warburg          Corrpro          Loans to
                                                   Intl Equity         Stock         Participants      Total
                                                   -----------         -----         ------------      -----
INCREASES IN ASSETS:

Contributions:
       Participants                                   33,053          155,486             --         1,445,939
         Employer                                      7,526           36,380             --           349,642
         Rollover                                      7,938           26,212             --           143,710

Investment Income:
       Interest                                           --               --             --           118,898
       Interest on loans                                 174            1,939             --            26,591
       Adjustments                                     2,585              306             --               518
Net gain/(loss) from change in market value of
      securities held and from securities sold        16,100        1,013,538             --         2,791,265
                                                     ------------------------------------------------------------

       Total increases                                67,376        1,233,861             --         4,876,563

DECREASES IN ASSETS:

Administrative expenses                                 (335)          (2,626)            --           (10,895)
Distributions for withdrawals and terminations       (30,474)         (81,090)       (53,356)         (816,391)
Correctve Distribution                                (1,735)         (12,003)            --           (64,800)
                                                     ------------------------------------------------------------

       Total decreases                               (32,544)         (95,719)       (53,356)         (892,086)

TRANSFER OF ASSETS:

Transferred Assets                                        --               --             --           949,623
Loans to participants                                (12,009)              --        210,462                --
Loan repayments                                        1,700            4,813       (156,417)               --
Loan principal transfers from other Plan                  --               --         18,369            18,369
Interfund transfers                                   28,303           (8,687)            --                --
                                                     ------------------------------------------------------------

       Net transfers                                  17,994           (3,874)        72,414           967,992


Net Nonvested Activity                                    --             (261)            --                --
                                                     ------------------------------------------------------------

NET INCREASE/(DECREASE) IN ASSETS                     52,826        1,134,007         19,058         4,952,469

NET ASSETS - AVAILABLE FOR BENEFITS
       Beginning of the year                         185,147        1,871,401        362,528         8,657,842
                                                     ------------------------------------------------------------

NET ASSETS - AVAILABLE FOR BENEFITS
       End of Year                                   237,973        3,005,408        381,586        13,610,311
                                                     ============================================================



   The accompanying notes are an integral part of these financial statements.

CORRPRO COMPANIES, INC.
PROFIT SHARING PLAN AND TRUST
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
  (WITH FUND INFORMATION)
FOR THE YEAR ENDED MARCH 31, 1997

                                                                                    Participant Directed
                                                    -------------------------------------------------------------------------------

                                                                                           CIGNA
                                                    -------------------------------------------------------------------------------
                                                                                             Lifetime Funds
                                                    Guaranteed      ---------------------------------------------------------------
                                                    Income Fund       20            30            40           50            60
                                                    -----------       --            --            --           --            --

INCREASES IN ASSETS:

Contributions:
            Participants                              204,496       24,689        50,954        43,758        44,179        11,720
                Employer                               17,370        2,155         3,998         3,196         2,819           849
                Rollover                                  526        1,865         3,162         5,317         1,823         3,900

Investment Income:
          Interest                                     90,443           --            --            --            --            --
          Interest on loans                            10,134          236         1,227         1,029         2,124            53
          Adjustments                                      --           --            --            --            --            --
Net gain/(loss) from change in market value of
      securities held and from securities sold             --        4,276        16,455        18,777        22,935         6,564
                                                    -------------------------------------------------------------------------------

          Total increases                             322,969       33,221        75,796        72,077        73,880        23,086

DECREASES IN ASSETS:

Administrative expenses                                 2,354          (17)          221           544           932           218
Distributions for withdrawals and terminations       (298,990)     (66,466)      (15,089)      (26,537)      (28,142)       (3,173)
Correctve Distribution                                     --           --            --            --            --            --
                                                    -------------------------------------------------------------------------------

          Total decreases                            (296,636)     (66,483)      (14,868)      (25,993)      (27,210)       (2,955)

TRANSFER OF ASSETS:

Loans to participants                                 (19,281)      (1,545)       (3,986)       (5,428)      (12,317)       (6,074)
Loan repayments                                        31,875        4,572         6,950         1,496         3,207           111
Interfund transfers                                  (218,956)      12,013       (24,874)        5,537            --          (529)
                                                    -------------------------------------------------------------------------------

          Net transfers                              (206,362)      15,040       (21,910)        1,605        (9,110)       (6,492)


Net Nonvested Activity                                     --           --            --            --            --            --
                                                    -------------------------------------------------------------------------------

NET INCREASE/(DECREASE) IN ASSETS                    (180,029)     (18,222)       39,018        47,689        37,560        13,639

NET ASSETS - AVAILABLE FOR BENEFITS
          Beginning of the year                     2,071,856       96,917       236,607       276,668       320,311        92,494
                                                    -------------------------------------------------------------------------------

NET ASSETS - AVAILABLE FOR BENEFITS
          End of Year                               1,891,827       78,695       275,625       324,357       357,871       106,133
                                                    ===============================================================================


                                                                              Participant Directed
                                                  -------------------------------------------------------------------------

                                                    Fidelity        Vanguard      Fidelity        Twentieth       Warburg
                                                  Growth & Inc.    Wellington     Magellan      Century Ultra   Emer. Growth
                                                  -------------    ----------     --------      -------------   ------------
INCREASES IN ASSETS:

Contributions:
            Participants                             123,690         68,552        149,795        156,076         76,562
                Employer                               9,117          5,005         12,068         10,530          5,491
                Rollover                               6,182          4,537         18,543         14,044         15,406

Investment Income:
          Interest                                        --             --             --             --             --
          Interest on loans                            1,810          1,459          4,978          2,563          2,148
          Adjustments                                     --             --             --             --             --
Net gain/(loss) from change in market value of
      securities held and from securities sold        70,374         57,717         63,211         68,278           (930)
                                                  -------------------------------------------------------------------------

          Total increases                            211,173        137,270        248,595        251,491         98,677

DECREASES IN ASSETS:

Administrative expenses                                  (54)           125            150           (111)          (407)
Distributions for withdrawals and terminations       (39,621)       (15,046)       (63,379)      (192,941)       (23,757)
Correctve Distribution                                    --             --             --             --             --
                                                  -------------------------------------------------------------------------

          Total decreases                            (39,675)       (14,921)       (63,229)      (193,052)       (24,164)

TRANSFER OF ASSETS:

Loans to participants                                (10,096)        (5,661)       (12,252)       (10,369)        (6,582)
Loan repayments                                        9,493          5,039         10,755          2,896          6,876
Interfund transfers                                   59,503         56,143         (7,759)        19,465         (8,312)
                                                  -------------------------------------------------------------------------

          Net transfers                               58,900         55,521         (9,256)        11,992         (8,018)


Net Nonvested Activity                                    --             --             --             --             --
                                                  -------------------------------------------------------------------------

NET INCREASE/(DECREASE) IN ASSETS                    230,398        177,870        176,110         70,431         66,495

NET ASSETS - AVAILABLE FOR BENEFITS
          Beginning of the year                      440,117        434,841        695,198        669,488        243,310
                                                  -------------------------------------------------------------------------

NET ASSETS - AVAILABLE FOR BENEFITS
          End of Year                                670,515        612,711        871,308        739,919        309,805
                                                  =========================================================================


                                                                        Participant Directed
                                                    ------------------------------------------------------------

                                                      Warburg          Corrpro        Loans to
                                                    Intl Equity         Stock       Participants       Total
                                                    -----------         -----       ------------       -----
INCREASES IN ASSETS:

Contributions:
            Participants                              22,664           83,507             --        1,060,642
                Employer                               1,568            7,762             --           81,928
                Rollover                               3,971           11,798             --           91,074

Investment Income:
          Interest                                        --               --             --           90,443
          Interest on loans                              103            1,063             --           28,927
          Adjustments                                     --               --             --               --
Net gain/(loss) from change in market value of
      securities held and from securities sold         9,735          385,988             --          723,380
                                                    ------------------------------------------------------------

          Total increases                             38,041          490,118             --        2,076,394

DECREASES IN ASSETS:

Administrative expenses                                   19            1,242         (3,595)           1,621
Distributions for withdrawals and terminations        (1,715)        (287,878)       (59,389)      (1,122,123)
Correctve Distribution                                    --               --             --               --
                                                    ------------------------------------------------------------

          Total decreases                             (1,696)        (286,636)       (62,984)      (1,120,502)

TRANSFER OF ASSETS:

Loans to participants                                   (847)              --         94,438               --
Loan repayments                                          319            2,803        (86,392)              --
Interfund transfers                                    7,113          100,656             --               --
                                                    ------------------------------------------------------------

          Net transfers                                6,585          103,459          8,046               --


Net Nonvested Activity                                    --               --             --               --
                                                    ------------------------------------------------------------

NET INCREASE/(DECREASE) IN ASSETS                     42,930          306,941        (54,938)         955,892

NET ASSETS - AVAILABLE FOR BENEFITS
          Beginning of the year                      142,217        1,564,460        417,466        7,701,950
                                                    ------------------------------------------------------------

NET ASSETS - AVAILABLE FOR BENEFITS
          End of Year                                185,147        1,871,401        362,528        8,657,842
                                                    ============================================================



   The accompanying notes are an integral part of these financial statements.

CORRPRO COMPANIES, INC.
PROFIT SHARING PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS

NOTE 1 - GENERAL DESCRIPTION OF THE PLAN:

     General

The Corrpro Companies, Inc. Profit Sharing Plan and Trust (the "Plan") was organized and adopted on April 1, 1984 by Corrpro Companies, Inc. (the "Company") to encourage employee savings and to provide retirement benefits to participants and/or their beneficiaries. It is administered by an advisory committee (the "Committee") appointed by the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan's trustee maintains all records of investment transactions and determines the valuation of the investment portfolio.

The above description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     Contributions and Eligibility

The Plan is a defined contribution plan and contains a 401(k) provision which permits employees to contribute elective deferrals of up to 15% of their eligible compensation, subject to certain Internal Revenue Code (the "Code") limitations. Employees may make elective deferral contributions on the first day of the month following the completion of 30 days of service.

The Plan also provides for an employer contribution to be determined solely at the discretion of the Board of Directors of the Company in accordance with the limitations prescribed by the Plan. For employer contributions, all employees are eligible to benefit beginning the first day of the month following the completion of one month of service. For the fiscal year 1997, the Company matched 20% of the first 3% of the employee's contribution. Effective April 1, 1997, for the fiscal year 1998, the Company began to match 50% of the first 4% of the employee's contribution .

With the consent of the Committee and Trustee, an employee may request that the Plan accept all or part of such employee's interest in another qualified plan or individual retirement account. Such rollover contributions are maintained and invested by the Trustee in a similar manner as other participant accounts. The Plan's provisions with respect to rollover contributions were designed to comply with the applicable sections of the Code.

     Vesting

Participants are immediately vested in their elective deferral contributions and rollover contributions plus actual earnings thereon. Vesting in the remainder of their accounts is based on years of service. A participant is vested based upon a graduated schedule such that the participant is 100 percent vested after six years of service or at the date of retirement, if earlier. If an employee terminates employment prior to becoming 100 percent vested, his unvested portion of employer contributions and interest thereon is forfeited.

     Participant Direction of Investments

The Plan provides that each participant or beneficiary may direct the investment of his account balance among the following funds:

Investment options include the following:

Fidelity Growth & Income Fund

         The Fidelity Growth & Income Fund is invested in a diversified portfolio of equity and fixed-income securities.

Fidelity Magellan

         The Fidelity Magellan is invested primarily in common stock and securities convertible into common stocks of both domestic, multinational and foreign companies. Current income is not a consideration.

Guaranteed CIGNA Fund

         The Guaranteed CIGNA Fund is invested primarily in commercial mortgages and private bond placements. This fund has a full guarantee by CIGNA against loss of principal and credited interest. This interest rate is periodically reviewed and revised to reflect current investment conditions.

Life 20, 30, 40, 50 & 60 Funds ("CIGNA LIFETIME FUNDS")

         The "CIGNA LIFETIME FUNDS" are a family of five distinct investment portfolios structured to maximize return and minimize risk over a specific time period based on the participant's approximate age. Each fund is primarily invested in a diversified mix of stock and bond funds, designed to fit the time horizons and risk tolerances of investors at different stages of their lives.

Corrpro Companies, Inc. Common Stock Fund

         The Corrpro Companies, Inc. Common Stock Fund is invested only in common stock of the Company.

20th Century Ultra Fund

         The 20th Century Ultra Fund is invested primarily in common stocks of medium-sized companies that meet certain technical and fundamental criteria.

Vanguard Wellington Fund

         The Vanguard Wellington Fund is invested in a diversified portfolio of common stocks and bonds designed primarily to seek a conservation of principal and a reasonable income return.

Warburg Pincus Advisor Emerging Growth Fund

         The Warburg Pincus Advisor Emerging Growth Fund is invested primarily in common stocks and securities of small-to medium-sized companies for capital growth. Current income is not a consideration.

Warburg Pincus Advisor International Equity Fund

         The Warburg Pincus Advisor International Equity Fund is invested primarily in common stocks of companies that are generally non-U.S. based. Current income is not a consideration.

Currently, participating employees can elect to have their current contributions invested in any of the funds available for employee contributions, or in any combination of these funds on a daily basis in one percent increments. Participating employees may also transfer amounts invested in any fund made available for employee contributions on a daily basis in one percent increments.

     Participant Accounts

A separate account is maintained for each participant in the Plan, reflecting contributions, investments, investment gains and losses, distributions, loans, withdrawals and transfers. Each participant's account is credited with the participant's elective deferral contribution and an allocation of (a) the employer contributions, (b) plan earnings, and (c) forfeitures of terminated participants' nonvested accounts. Allocations are based on participants' account balances, as defined in the Plan.

Realized and unrealized appreciation (depreciation) and market value changes of investments and investment income of the Plan are allocated on a pro-rata basis to the accounts of participants on a daily basis.

     Allocation of Employer Contributions and Forfeitures to Participant
     Accounts

Any portion of a participant's account which is forfeited shall be held by the Trustee for one year prior to being allocated among active Plan participants. In any given year, the employer contributions and forfeitures, if any, are allocated by the Trustee at the rate which each eligible participant's compensation for the year bears to the total compensation for the Plan year.

During 1998 and 1997, the Plan had forfeiture credits in the amounts of $0 and $35,988, respectively.

     Plan Withdrawals and Distributions

Upon termination of service due to death, disability or retirement, an employee may elect to receive either a lump-sum amount equal to the value of his account or annual installments upon approval by the Trustee. All withdrawals and disbursements are subject to federal income tax upon receipt.

In situations of severe financial hardship, a participant may apply in writing to the Committee for the distribution of his vested account balance. Such hardship withdrawals may result in tax consequences to the employee as defined in the Code.

     Termination Provisions

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of the Plan's termination, participants will become immediately and fully vested in their participant accounts.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES:

     Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

     Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

     Investments

The accompanying statements of net assets available for benefits reflect investments at their fair values as of March 31, 1998 and 1997. The Plan's trustee (CIGNA) maintains all records of investment transactions and determines the valuation of the investment portfolio. Information with respect to: (1) investments held and their market values as presented in the statements of participants' equity and (2) unrealized appreciation and depreciation as presented in the statements of changes in participants' equity has been certified by the Plan's trustee as being complete and accurate.

The Plan has a guaranteed principal and interest contract, Guaranteed Income Fund, with CIGNA. This contract is included in the financial statements at contract value, which approximates fair value because it is fully benefit-responsive. Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals and administrative expenses. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rates were approximately 5.2% and 5.1% for 1998 and 1997.

     Security Transactions and Investment Income

Purchases and sales of securities are reported on a trade date basis. Dividend income is recorded on the ex-dividend date and interest income is recorded on the accrual basis.

Proceeds from sales of securities, less market value at the beginning of the Plan year or cost for purchases during the Plan year and net unrealized appreciation (depreciation) based on market price fluctuations during the Plan year or since date of acquisition, are included in the Statement of Changes in Net Assets Available for Benefits.

     Plan Expenses

Fees for legal counsel and auditors of the Plan are paid by the Company and thus are not reflected in the accompanying financial statements. Costs specific to various transactions are paid directly by the Plan and are reflected in the accompanying statement.

NOTE 3 - TAX STATUS:

The Internal Revenue Service determined and informed the Company by a letter dated July 31, 1995, that the Plan and related Trust are qualified under Section 401(a) of the Code as amended by the 1986 Tax Reform Act and is, therefore, not subject to tax under present income tax law. Management anticipates that the Plan will continue its status as a qualified plan.

NOTE 4 - LOANS TO PARTICIPANTS:

Participants may borrow up to fifty percent of their vested account balances subject to a maximum of $50,000. All loans bear interest at market rates and are secured by the vested account balances of the respective participants.

NOTE 5 - CPS PARTICIPANTS:

On July 16, 1997, the company acquired 100% of the stock of Cathodic Protection Services Company. The Cathodic Protection Services Company's Plan was terminated effective July 16, 1997 and its assets were transferred to the Plan on December 8, 1997.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.


                                                  CORRPRO COMPANIES, INC.
                                              PROFIT SHARING PLAN AND TRUST

                                             By: Corrpro Companies, Inc., as
                                                    Plan Administrator



Date:    September 24, 1998                  By: /s/ Neal R. Restivo
                                             -----------------------------
                                                       Neal R. Restivo
                                                Executive Vice President and
                                                   Chief Financial Officer

                             Corrpro Companies, Inc.
                          Profit Sharing Plan And Trust

                            Plan #001 EIN 34-1422570
            Line 27a Schedule of Assets Held for Investment Purposes

                                 March 31, 1998
                                 --------------

                                                                           (c)
                                                               Description of investment
                          (b)                                 including maturity date,
         Identity of issue, borrower, lessor,                  rate of interest, collateral,            (d)              (e)
(a)      or similar party                                      par or maturity value                    Cost          Current Value
---      ----------------------------------------------        ------------------------------           ----          -------------
                                                              Guaranteed Insurance Contract,
 *       CIGNA Guaranteed  Income Fund                        5.2 % interest rate                     2,652,967         2,652,967
 *       CIGNA Lifetime20 Fund                                         Mutual Fund                       99,301           109,476
 *       CIGNA Lifetime30 Fund                                         Mutual Fund                      279,955           346,515
 *       CIGNA Lifetime40 Fund                                         Mutual Fund                      422,055           513,472
 *       CIGNA Lifetime50 Fund                                         Mutual Fund                      405,471           467,787
 *       CIGNA Lifetime60 Fund                                         Mutual Fund                      115,118           134,744
 *       Fidelity Growth and Income Fund                               Mutual Fund                    1,027,304         1,391,296
 *       Vanguard Wellington Fund                                      Mutual Fund                      717,211           958,653
 *       Fidelity Magellan Fund                                        Mutual Fund                    1,019,528         1,451,341
 *       Twentieth Century Ultra Fund                                  Mutual Fund                      895,917         1,254,599
 *       Warburg Pincus Emerging Growth Fund                           Mutual Fund                      391,875           514,893
 *       Warburg Pincus Advisor International Equity Fund              Mutual Fund                      206,627           231,795
 *       Corrpro Companies, Inc. Common Stock                          Common Stock                   1,373,037         2,979,090

                                                               Participants loans with
                                                               various rates of interest
                                                               from 8.02% to 10.10%
                                                               and various maturity dates                    --           390,372

*          Party in Interest
** Cost of Participants loans are $0 as indicated in the instructions to Form 5000, Line 27a



                  See accompanying Independent Auditors Report

                             Corrpro Companies, Inc.
                          Profit Sharing Plan And Trust

                            Plan #001 EIN 34-1422570
       Schedule of Transactions or Series of Transactions in Excess of 5%
                      of the Current Value of Plan Assets
                  Line 27d Schedule of Reportable Transactions

                            Year Ended March 31, 1998

(Category (iii) - A Series of Transactions Involving Securities of the Same Issue that, when Aggregated Exceed 5% of the Current Value of Plan Assets as of the Beginning of the Plan Year)

                                                                           (c)              (d)
       (a)                                      (b)                    Total Dollar     Total Dollar      (e)
   Identity of                              Description                 Value of          Value of       Lease
 Party Involved                              of Asset                   Purchases          Sales         Rental
 --------------                              --------                   ---------          -----         ------
Corrpro Companies, Inc.           Common Stock                          $  299,755        $180,333        $--
                                  24,937 purchases, 15,671 sales

Connecticut General Life          Fidelity G&I Account                     602,059         188,055         --
                                  13,440 purchases, 4,600 sales

Connecticut General Life          Fidelity Magellan                        375,025         168,239         --
                                  2,987 purchases, 1,357 sales

Connecticut General Life          20th Century Ultra                       368,649         173,211         --
                                  9,334 purchases, 4,400 sales

Connecticut General Life          Guaranteed Income Fund                 1,457,180         793,511         --
                                  38 purchases, 109 sales


                                                                (h)
              (f)                                             Current                        (i)
            Expenses                  (g)                  Value of Asset                    Net
            Incurred                Cost of                on Transaction                  Gain or
        With Transaction             Asset                      Date                       (Loss)
        ----------------             -----                      ----                       ------
            $--                    $ 99,509                    $180,333                    $80,824


             --                     155,768                     188,055                     32,287


             --                     133,027                     168,239                     35,212


             --                     136,377                     173,211                     36,834


             --                     793,511                     793,511                         --

                 See accompanying Independent Auditors Report

INDEPENDENT AUDITORS CONSENT


To the Board of Directors
Corrpro Companies, Inc.

We consent to incorporation by reference in the Registration Statement (No. 33-74814) on Form S-8 of Corrpro Companies, Inc. pertaining to the Profit Sharing Plan and Trust of Corrpro Companies, Inc. of our report dated September 3, 1998, with respect to the financial statements and schedules of the Corrpro Companies, Inc. Profit Sharing Plan and Trust included in this Annual Report on Form 11-K for the year ended March 31, 1998.

KPMG Peat Marwick LLP
Cleveland, Ohio
September 3, 1998


                                       17